Exhibit 99.2

Deutsche Bank

2014 in review

Press Call

Frankfurt, January 29, 2015

Jürgen Fitschen and Anshu Jain Co-Chief Executive Officers

2014: Achievements and challenges

A year of significant achievements… …but challenges remain formidable Revenue performance in core businesses A challenging operating environment Capital strengthening Delivery on costs Sustained delivery on cultural change Returns to shareholders

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 2

2014: The bottom line

Full year, in EUR bn, reported

Income before income taxes Net income

3.1 1.7

1.5

0.7

0.8

0.3

2012 2013 2014 2012 2013 2014

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 3

For the first time ever, four “EUR 1 billion+” businesses

Full year, in EUR bn

Income before income taxes, core businesses

0.8 1.0

0.2 1.1 1.2

52%

0.7

45% 1.5 1.6 1.3

2.9 3.2 3.3

2012 2013 2014

Deutsche AWM PBC GTB CB&S

A stronger, better balanced bank

Strategic priority: 4 strong pillars IBIT in all 4 core businesses exceeds EUR 1bn for the first time Robust investment banking earnings Non-investment banking businesses in 2014

- 52% of core business IBIT

- Up c. 50% since 2012

Performance, balance, diversification

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 4

CB&S: Franchise strength in a challenging environment

Full year, in EUR bn

Income before income taxes



2.9
3.2
3.3
2012
2013
2014

Achievements

- Revenue outperformance across businesses
- Market share gains in the US
- Further resource reduction
- Sustained progress on portfolio optimization

Challenges

- Market and macro-economic headwinds
- Pressure on revenue pools
- Regulatory spend offsets cost savings
- Leverage reduction

Deutsche Bank
Jürgen Fitschen and Anshu Jain
29 January 2015
5

PBC: Revenue resilience despite low interest rates

Full year, in EUR bn

Loan processing fees(1)

Income before income taxes


1.5
1.6
(0.4)
1.3
2012
2013
2014

Achievements

- Growth in fee-based products
- Growth in credit products
- Record inflows into securities accounts
- Strong asset quality

Challenges

- Cost efficiency
- Loan processing fees impact 2014 results
- Sustained low interest rate environment
- Macro-economic headwinds in Eurozone

(1) Payments and provisions for legally required reimbursement of loan processing fees

Deutsche Bank Jürgen Fitschen and Anshu Jain
29 January 2015 6

GTB: Capturing opportunities in growth regions

Full year, in EUR bn

Income before income taxes

1.2

1.1

0.7

2012 2013 2014

Achievements

Sustained profit growth

Strong revenue growth in Americas, APAC Volume growth in key businesses Market leading innovations

Challenges

Macro-economic headwinds in Eurozone Ongoing low interest rates Pressure on margins Geopolitical uncertainties

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 7

Deutsche AWM: EUR 1 billion profit, EUR 1 trillion assets

Full year, in EUR bn

Net inflows / outflows

Income before income taxes

(25)	(13) +40

1.0

0.8

0.2

2012 2013 2014

Achievements

Sustained profit growth

AuM exceed EUR 1 trillion / EUR 40bn of net inflows in 2014 4 quarters of consecutive inflows Franchise strength in all major regions

Challenges

Cost impact of global regulation Complex implementation of operating platform projects

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 8

Germany: Deep roots in our home market

1	in every 7 mortgages 30% of Active Mutual Funds / ETFs

>EUR 30bn financing for businesses 20,000 businesses hedged against 21 out of DAX 30 financed / advised currency / other risks

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 9

Capital: We took decisive action during 2014

Period-end, in %

Common Equity Tier 1 ratio, fully loaded

11.7

9.7

<6.0

Jan 2012 2013 2014

Achievements

Strengthened capital base

- EUR 8.5bn Common Equity

- EUR 4.7bn Additional Tier 1 CRD4 exposure reduction progressing Leverage ratio improved to 3.5% ECB Comprehensive Assessment

Challenges

Regulation (Capital / RWA / Leverage) Organic capital formation

Note: CET1 ratio under transitional rules (phase-in) was 15.2% at year-end 2014 and 14.6% at year-end 2013; January 2012 not available

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 10

NCOU: Capital accretion despite P&L impact

In EUR bn

Strong asset reduction

IFRS assets, period-end

~140

(72)%

64

39

Jun 2012 2013 2014

Continued impact on P&L

Income before income taxes, full year

(2.9) (2.9)

(3.4)

2012 2013 2014

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 11

Clients: Placing clients at the core of our organization

Digitization as part of a ‘multi-channel’ strategy Increased business collaboration

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 12

Culture: Further progress in 2014

IW Cologne 2-day culture seminars CB&S Culture and Conduct Workshops

>400 Managing Directors to date / 90% >6,000 staff / 90%

Compliance and Risk Culture trainings 3 Lines of Defense

>530,000 trainings / Divisional Control units: +34% vs. prior year 700 people / Target: 1,000+

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 13

Culture: Expanding our management and governance team

Key senior appointments in 2014



Marcus Schenck
Member of the Board / Chief Financial Officer (CFO) designate[1]



Christian Sewing
Member of the Board, Head of Legal, Incident Management Group and Group Audit



Fabrizio Campelli
Member of the GEC[2]*, Head of Group Strategy (AfK)*



Nadine Faruque
Member of the GEC[2]*, Global Head of Compliance*



Sylvie Matherat
Member of the GEC[2]*, Global Head of Govern-ment & Regulatory Affairs*



Karl-Georg Altenburg
Co-Head Corporate Finance EMEA



Luc Frieden
Vice Chairman



JP Rangaswami
Chief Data Officer

(1) Effective on conclusion of AGM on May 21, 2015; General Manager ("Generalbevollmächtigter") and Deputy CFO as of January 19, 2015 (2) Group Executive Committee

Deutsche Bank
Jürgen Fitschen and Anshu Jain
29 January 2015
14

Cost: Savings more than offset by specific increases

Full year, in EUR bn

Adjusted cost base

24.7

23.8

23.1

2012 2013 2014

Achievements

Further progress on Operational Excellence 2014: EUR 1.3bn Cumulative: EUR 3.3bn vs. EUR 2.9bn target Compensation discipline Challenges

Cost increases more than offset Operational Excellence savings EUR 1.3bn additional regulatory-related spend Platform / business growth investments FX impact

Note: Total noninterest expenses were EUR 27.7bn in 2014, EUR 28.4bn in 2013 and EUR 31.2bn in 2012; Operational Excellence cost baseline: EUR 25.1bn (1H 2012 annualized)

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 15

2014: Achievements and challenges

A year of significant achievements…

Revenue performance in core businesses Capital strengthening Sustained delivery on cultural change

…but challenges remain formidable

A challenging operating environment

Delivery on costs

Returns to shareholders

We are now a stronger, safer and better balanced bank

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 16

2015: Further developing next phase of our strategy

Assess Strategy 2015+

- Achievements

- Challenges

Assess external environment

- Regulation

- Macro economy

- Customer needs

- Competitor activity

Implications for core businesses

- Products

- Regions

- Client segments

Implications for portfolio

- Actions

- Targets / aspirations

2015

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 17

Cautionary statements

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form

20-F of 20 March 2014 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

Deutsche Bank Jürgen Fitschen and Anshu Jain

29 January 2015 18